Part I Item 6

:

https://capitalmarkets.fidelity.com/app/item/RD_13569_19501/crossstream.html

https://capitalmarkets.fidelity.com/

Part II Item 2

The following Affiliates are subscribers of the ATS (parentheticals following each name lists the Affiliate' MPID(s), capacity and description): (i) Fidelity Clearing Canada ULC (FIDT & FCCU, Agency, Canadian entity engaged in broker-dealer activities); (ii) FMR Co., Inc (N/A, Agency, Investment advisor registered with the SEC); and (iii) Fidelity Management and Research Company (N/A, Agency, Investment advisor registered with the SEC); and (iv) Fidelity Brokerage Services LLC (FIBS, Agency, Broker-dealer registered with the SEC).). Affiliate orders routed to the ATS via Fidelity Capital Markets would reflect an MPID of NFSC. The following Affiliates may access the ATS indirectly by routing trading interest through other ATS subscribers, including the Affiliate-subscribers listed above (parentheticals following each name lists the Affiliate' MPID(s), capacity and description): (i) Fidelity Personal and Workplace Advisors LLC (N/A, Agency, Investment advisor registered with the SEC); (ii) Luminex Trading & Analytics LLC (LMNX), Agency & Principal, Broker-dealer registered with the SEC); (iii) Impresa Management (Agency, Investment advisor registered with the SEC); (iv) Fidelity Personal Trust Company (Agency, Domestic trust company); (v) Fidelity SelectCo, LLC (Agency, Investment advisor registered with the SEC); (vi) Fidelity Management & Research (Japan) Limited (Agency, Investment advisor registered with the SEC); (vii) Fidelity Management & Research (Hong Kong) Limited (Agency, Investment advisor registered with the SEC); (viii) Fidelity (Canada) Asset Management ULC (Agency, Canadian entity engaged in investment advisory activities); (ix) Fidelity Institutional Asset Management Trust Company (Agency, Domestic trust company); (x) FIAM LLC (Agency, Investment advisor registered with the SEC); (xi) Ballyrock Investment Advisors LLC (Agency, Investment advisor registered with the SEC); (xii) Fidelity Global Brokerage Group, Inc. (Domestic entity engaged in securities activities); (xiii) Fidelity Investments Canada, ULC (Agency, Canadian entity engaged in investment advisory activities.); (xiv) Fidelity Management Trust Company (Agency, Domestic Trust Company);(xv) Fidelity Distributors Corporation (Agency, Investment advisor registered with the SEC); (xvi) Fidelity Investments Money Management, Inc. (Agency, Investment advisor registered with the SEC); (xvii) FMR Investment Management (UK) Limited (Agency, Investment advisor registered with the SEC); (xviii) Strategic Advisers LLC (Agency, Investment advisor registered with the SEC); and (xix) Fidelity Investments Institutional Services Company, Inc. (Agency, Investment advisor registered with the SEC).); (xx) Fidelity Institutional Wealth Adviser LLC (Agency, Investment advisor registered with the SEC); (xxi) Fidelity Brokerage Services LLC (FIBS, Agency, Broker-dealer registered with the SEC); and (xxii) Digital Brokerage Services LLC (DIBS, Agency, Broker-dealer registered with the SEC). Affiliate orders routed to the ATS via another Subscriber would reflect the MPID of that Subscriber.

Part III Item 26

Does the NMS Stock ATS publish or otherwise provide to one or more Subscribers aggregate platform-wide order flow and execution statistics of the ATS that are not otherwise required disclosures under Rule 605 of Regulation NMS?

 
~~Yes~~ **No**